June 9, 2005



Mr. H. Christopher Owings
Assistant Director
Mail Stop 0308
U.S. Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

     RE:  UGI Utilities, Inc.
          Registration Statement on Form S-3
          Filed April 29, 2005
          File No. 333-124474
          Form 10-K for the Fiscal Year Ended September 30, 2004
          Filed December 14, 2004
          File No. 1-01398

Dear Mr. Owings:

This letter is submitted on behalf of UGI Utilities, Inc. ("UGI" or the "Company") in response to your letter dated May 27, 2005 relating to the above-mentioned filings by the Company. For convenience, the Staff's comments are set forth below prior to each of the Company's responses.

Form 10-K for the Fiscal Year Ended September 30, 2004
------------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 11
----------------------

Financial Condition and Liquidity, page 14
------------------------------------------

COMMENT 1:

     Please disclose in future filings the average and peak borrowings under your revolving credit facilities for each period presented. We believe this information is necessary to an understanding of your liquidity and sources and uses of cash during the year. Please also note that you are required to report gross borrowings and repayments under you credit facility on your statements of cash flows, unless your credit facility has underlying maturities of three months or less.

H. Christopher Owings
June 9, 2005
Page 2 of 4

RESPONSE:

     UGI will disclose average and peak borrowings under its revolving credit facilities beginning with its fiscal 2005 Form 10-K and will continue to do so thereafter in its quarterly reports on Form 10-Q when it believes such disclosure is necessary for an understanding of its liquidity needs during the current quarter. The Company concurs that short-term borrowings and repayments must be reported on a gross basis in the cash flow statement unless the underlying maturities are three months or less. The Company believes its cash flow statement presentation meets the requirements of SFAS No. 95 because none of its short-term borrowings and repayments in the periods presented, which are referred to as bank loans, had underlying maturities exceeding three months.

Contractual Cash Obligations and Commitments, page 18
-----------------------------------------------------

COMMENT 2:

     Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and planned funding of your pension and other postretirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to our MD&A Guidance issued December 19, 2003 available at www.sec.gov.
                                                                -----------

RESPONSE:

     In future filings, the Company will include estimated interest payments on its long-term fixed-rate debt in its contractual obligations table. As of September 30, 2004, the Company had no plans or requirement to contribute to its pension plan. Additionally, the Company's estimated annual contribution to its other postretirement benefit plans was not material nor is it expected to be material. In future filings, the Company will describe any expected contributions to its pension or other postretirement benefit plans in the liquidity section of its Management's Discussion and Analysis when such amounts are material.




Part III, page 28
-----------------

COMMENT 3:

     We note that all of Part III of Form 10-K is, as you state, "intentionally omitted." It does not appear that General Instruction I.(1)(b) of Form 10-K permits you to exclude Item 14. Principal Accountant Fees and Services. Please revise or advise.

H. Christopher Owings
June 9, 2005
Page 3 of 4

RESPONSE:

     The Company will file an amendment to its Form 10-K for the fiscal year ended September 30, 2004 to include the omitted Item 14, as required.

Financial Statements
--------------------

Notes to Financial Statements
-----------------------------

Note 8. Commitments and Contingencies, page F-20
------------------------------------------------

COMMENT 4:

     We note your disclosure with respect to your manufactured gas plant environmental matters outside Pennsylvania and other pending claims that it is reasonably possible you will incur losses in excess of recorded amounts. Please tell us, and revise your disclosures to indicate that the amount or range of reasonably possible loss in excess of recorded amounts or state that such an estimate cannot be made. Please also disclose the undiscounted amount of your environmental contingencies and the discount rate used in the present-value determinations. Please refer to SFAS 5, SOP 96-1 and SAB Topic 5:Y.

RESPONSE:

     Effective with the Company's fiscal 2005 10-K, it will change Note 8 to the Consolidated Financial Statements, "Commitments and Contingencies," to clarify that it is unable to estimate reasonably possible losses in excess of recorded amounts with respect to its environmental and other matters. The Company will change Note 8 as follows:

     "However, it is reasonably possible that some of them could be resolved unfavorably to us and result in losses in excess of recorded amounts. We are unable to estimate any possible losses in excess of recorded amounts."

     In Note 1 to its Consolidated Financial Statements, "Organization and Significant Accounting Policies," under the caption "Environmental and Other Matters" on pages F-12 to F-13, the Company describes its policy with respect to discounting environmental remediation liabilities as follows:

     "In those instances for which the amount and timing of cash payments associated with environmental investigation and cleanup are reliably determinable, we discount such liabilities to reflect the time value of money."

     The Company also disclosed that the accrued liability at September 30, 2004 was not material.

H. Christopher Owings
June 9, 2005
Page 4 of 4


     On an undiscounted basis, the liability for environmental remediation costs was not material at September 30, 2004. Effective with its fiscal 2005 10-K, the Company will either state that the undiscounted amount for environmental remediation costs is not material or if material, provide the amount of the liability on a discounted and undiscounted basis, and the associated discount rate or rates.


     *                       *                        *                        *


     Please contact me at 202-739-5245 or S. Scott Lieberman at 202-739-5028 if you should require any additional information.

                                                      Sincerely,



                                                      Linda L. Griggs



     cc:  SEC
            Adam Phippen, Staff Accountant
            Robyn Manuel, Staff Accountant
            Pradip Bhaumik, Attorney-Advisor
          UGI Utilities, Inc.
            Margaret Calabrese
            Jill Mattia
            Steven Ughy
          PricewaterhouseCoopers
            Mike Mullen